                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                               Show-Me Financial
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   824884100
        ---------------------------------------------------------------
                                (CUSIP Number)

                              Robert S. Goedken
                            Cargill, Incorporated
                           15615 McGinty Road West,
                               Wayzata, MN 55391
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    9/2/97
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO.                                                PAGE 1 OF 12 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Cargill Financial Services Corporation
       6000 Clearwater Drive, Minnetonka, MN 55343-9497
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       WC-See Item 3 on attached Schedule 13D Statement
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   123,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                123,600
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                                123,600
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                8.24%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                CO
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO.                                                PAGE 2 OF 12 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Cargill, Incorporated
      15615 McGinty Road West, Wayzata, MN 55391
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF-See Item 3 on attached Schedule 13D Statement
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               123,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            123,600
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                            123,600
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                            8.24%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                            CO
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            SCHEDULE 13D STATEMENT

     Item 1.   Security and Issuer
               -------------------

     This statement on Schedule 13D (the "Statement") relates to the shares of common stock, (the "Shares"), of Sho-Me Financial ("the Issuer"). The Issuer is a Delaware corporation and has its principal executive offices located at 109 North Hickorey, Mt. Vernon, Missouri 65712.

    Item 2.   Identity and Background
               -----------------------

     (a)  This statement is being filed by the following persons:

          (i) Cargill Financial Services Corporation, a Delaware corporation ("CFSC"), which is a wholly-owned subsidiary of Cargill, Incorporated; and

          (ii) Cargill, Incorporated, a Delaware corporation.

     Each of the persons listed in (i) and (ii) above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 123,600 Shares or approximately 8.24% of the outstanding Shares within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

     Neither the filing of this Statement nor any of its contents shall be construed as an admission that the directors or executive officers of the Reporting Persons are beneficial owners of any of the Shares, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (b), (c), (f) The address of CFSC is 6000 Clearwater Drive, Minnetonka, MN 55343-9497. The principal business of CFSC is financial trading and investment activities conducted on a proprietary basis. The address of Cargill, Incorporated is 15407 McGinty Road West, Wayzata, MN 55391-2399. The principal business of Cargill, Incorporated is the international marketing and processing of agricultural, industrial and financial commodities.

     The name, address, citizenship and present principal occupation or employment, and the name, address and principal business of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of the Reporting Persons are set forth on Exhibit A attached hereto and incorporated herein by reference.

     (d) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons knowledge, none of the persons named on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons' knowledge, none of the persons named on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in, and was and is not subject to, a judgment, decree or final order against it enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.   Source and Amount of Funds or Other Consideration
               -------------------------------------------------

     The source of funds for all purchases of the Shares acquired by CFSC was working capital.

     Item 4.   Purpose of Transaction
               ----------------------

     An aggregate of 123,600 Shares were purchased for investment purposes. The Reporting Persons from time to time evaluate their investments and, based on such evaluation, may determine to acquire or dispose of Shares. The amount and timing of any additional purchases or sales of Shares will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition and prospects of Issuer and general economic, financial market and industry conditions.

     Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5.   Interest in Securities of the Issuer
               ------------------------------------

     (a) As of the date hereof, the Reporting Persons beneficially owned 123,600 Shares, constituting approximately 8.24% of the outstanding Shares based upon information provided by Bloomberg.

     (b) CFSC has the power, and Cargill, Incorporated may be deemed to share the power, to vote and dispose of 123,600 Shares.

     (c) During the past 60 days, the Reporting Persons effected open market purchases of 124,400 Shares made July 22, 1997 through September 2, 1997. To the best of the Reporting Persons' knowledge, except as set forth herein, none of the persons listed on Exhibit A hereto has purchased or sold any Shares during the past 60 days.

     (d) No person other than CFSC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

     (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Undertakings or Relationships with
               -----------------------------------------------------------
               Respect to Securities of the Issuer
               -----------------------------------

     None of the Reporting Persons and (to the best of the Reporting Persons' knowledge) none of the persons named in Exhibit A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

     Item 7.   Material to be Filed as Exhibits
               --------------------------------

     Exhibit A: List of Executive Officers and Directors of CFSC and Cargill, Incorporated.

     Exhibit B: Joint Filing Agreement, dated as of September 4, 1997, between CFSC and Cargill, Incorporated.

     Signature page follows.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.



                              CARGILL FINANCIAL SERVICES CORPORATION


                              By: /s/ Gary W. Jarrett
                                  ------------------------------
                                  Gary W. Jarrett
                                  Senior Vice President


                              CARGILL, INCORPORATED


                              By: /s/ Linda L. Cutler
                                  ------------------------------
                                  Linda L. Cutler
                                  Vice President, Assistant General Counsel
                                  & Assistant Secretary



Date: September 4, 1997

                                  Exhibit A

                    Cargill Financial Services Corporation

                                                  Occupation or
                                                  ------------
Name and Address               Office Held        Employment              Citizenship
- ----------------               -----------        ----------              -----------
Robert A. Kruchoski            Executive          President               U.S.
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

David W. Rogers                Executive          Executive Vice          U.K.
6000 Clearwater Drive          Officer and        President, and Chief
Minnetonka, MN 55343           Director           Operating Officer

Kenneth M. Duncan              Executive          Senior Vice President   U.S.
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

Gary W. Jarrett                Executive          Senior Vice President   U.S.
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

Jeffery D. Leu                 Executive          Senior Vice President   U.S.
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

Michael B. Moore               Executive          Senior Vice President   U.S.
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

Robert D. Beach                Executive          Vice President          U.S.
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

Rae A. Lesmeister              Executive          Vice President          U.S.
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

Linda L. Cutler                Executive          Secretary               U.S.
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

William W. Veazey              Executive          Treasurer               U.S.
15615 McGinty                  Officer and
Road West                      Director
Wayzata, MN 55391

Robert L. Lumpkins             Director           Chief Financial         U.S.
15615 McGinty                                     Officer, Cargill,
Road West                                         Incorporated
Wayzata, MN 55391

Ernest S. Micek                Director    President and Chief      U.S.
15615 McGinty                              Executive Officer,
Road West                                  Cargill, Incorporated
Wayzata, MN 55391

David W. Raisbeck              Director    Executive Vice           U.S.
15615 McGinty                              President, President
Road West                                  (Trading Sector),
Wayzata, MN 55391                          Cargill, Incorporated

Philip J. Martini              Executive   Senior Vice President    U.S.
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

Wendell Spence                 Executive   Senior Vice President    U.S.
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

Bruce H. Barnett               Executive   Vice President           U.S.
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

David E. Dines                 Executive   Vice President           U.S.
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

Elizabeth C. Gruber            Executive   Vice President           U.S.
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

Martin Guyot                   Executive   Vice President           Argentina
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

Thomas F. Haller, Jr.          Executive   Vice President           U.S.
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

Patrick J. Halloran            Executive   Vice President           U.S.
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

Jeffrey A. Hilligoss           Executive   Vice President           U.S.
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

Ian M.C. Kerr                  Executive   Vice President           Canada
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

Guilherme Schmidt Netto        Executive   Vice President           Brazil
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

Gary G. O'Hagan                Executive   Vice President           U.S.
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

J. Kirk Ogren, Jr.             Executive   Vice President           U.S.
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

Jeffrey A. Parker              Executive   Vice President           U.S.
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

Steven C. Pumilia              Executive   Vice President           U.S.
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

Gregory T. Zoidis              Executive   Vice President           U.S.
6000 Clearwater Drive          Officer
Minnetonka, MN 55343

Diannah Shurtleff              Executive   Vice President           U.S.
6000 Clearwater Drive          Officer
Minnetonka, MN 55343



                             Cargill, Incorporated


Name and Address         Office Held            Occupation or            Citizenship
- ----------------         -----------            -------------            -----------
                                                 Employment
                                                 ----------
Ernest S. Micek          Executive Officer       Chairman of the         U.S.
15615 McGinty            and Director            Board, President and
Road West                                        Chief Executive
Wayzata, MN 55391                                Officer

Robert L. Lumpkins       Executive Officer       Vice Chairman of the    U.S.
15615 McGinty            and Director            Board and Chief
Road West                                        Financial Officer
Wayzata, MN 55391

F. Guillaume             Executive Officer       Executive Vice          Belgium
Bastiaens                and Director            President and
15615 McGinty                                    President (Food
Road West                                        Sector)
Wayzata, MN 55391

David W. Raisbeck        Executive Officer       Executive Vice          U.S.
15615 McGinty            and Director            President and
Road West                                        President (Trading
Wayzata, MN 55391                                Sector)

Warren R. Staley         Executive Officer       Executive Vice          U.S.
15615 McGinty            and Director            President and
Road West                                        President (Western
Wayzata, MN 55391                                Hemisphere and Meat
                                                 Sectors)

Daniel R. Huber          Executive Officer       President (Asia and     U.S.
15615 McGinty                                    Agricultural Sectors)
Road West
Wayzata, MN 55391

Everett W. MacLennan     Executive Officer       Senior Vice President   U.S.
15615 McGinty                                    (Human Resources)
Road West
Wayzata, MN 55391

James D. Moe             Executive Officer       Corporate Vice          U.S.
15615 McGinty                                    President, General
Road West                                        Counsel and Secretary
Wayzata, MN 55391

Michael R. Bonsignore    Director                Chairman and CEO,       U.S.
Honeywell Plaza                                  Honeywell, Inc.
MN 12-5279                                       (Manufacturing
Minneapolis, MN 55408                            Company)

Austen S. Cargill II     Director                Vice President,         U.S.
15407 McGinty                                    Admin. Div., Cargill,
Road West                                        Incorporated
Wayzata, MN 55391-2398

Livio D. DeSimone        Director                Chairman and CEO,       U.S.
3M Bldg 220-14W-05                               3M (Manufacturing
St. Paul, MN 55144                               Company)

Lloyd P. Johnson            Director             Chairman (Retired),     U.S.
4900 IDS Center                                  Norwest Corporation
80 South Eighth Street
Minneapolis, MN 55479

Marianne C. Liebmann        Director             President, Liebmann     U.S.
15407 McGinty Road West                          Florist, Inc.
Wayzata, MN 55391

David D. MacMillan          Director             Private Investor        U.S.
15407 McGinty Road West
Wayzata, MN 55391

W. Duncan MacMillan         Director             Vice President,         U.S.
15407 McGinty Road West                          Waycrosse, Inc.
Wayzata, MN 55391

Cargill MacMillan, Jr.      Director             Senior Advisory         U.S.
15615 McGinty Road West                          Director, Cargill,
Wayzata, MN 55391                                Inc.


Lucy M. Stitzer             Director             Private Investor        U.S.
15407 McGinty Road West
Wayzata, MN 55391

Michael H. Armacost         Director             President, The          U.S.
1775 Massachusetts                               Brookings Institute
Avenue NW                                        (Non-Profit
Washington, DC 20036                             Organization)

Michael W. Wright           Director             Chairman, CEO and       U.S.
11840 ValleyView Road                            President, SuperValu,
Eden Prairie, MN 55344                           Inc. (Grocery
                                                 Business)

Whitney MacMillan        Director Emeritus       CEO (Retired),          U.S.
2050 One Financial                               Cargill, Inc.
Plaza
120 South Sixth Street
Minneapolis, MN 55402

William B. MacMillan     Director                Private Investor        U.S.
15407 McGinty
Road West
Wayzata, MN 55391

Ronald L. Christenson    Executive Officer       Corporate Vice          U.S.
15615 McGinty                                    President and Chief
Road West                                        Technology Officer
Wayzata, MN 55391

Robbin S. Johnson        Executive Officer       Corporate Vice          U.S.
15615 McGinty                                    President, Public
Road West                                        Affairs
Wayzata, MN 55391

Lloyd B. Taylor          Executive Officer       Corporate Vice          U.S.
15615 McGinty                                    President,
Road West                                        Information Technology
Wayzata, MN 55391

Edward J. Toth           Executive Officer       Corporate Vice          U.S.
15615 McGinty                                    President and
Road West                                        Controller
Wayzata, MN 55391

Tyrone K. Thayer         Executive Officer       Corporate Vice          U.S.
15407 McGinty                                    President, Worldwide
Road West                                        Cargill Foods and
Wayzata, MN 55391                                Procurement

William W. Veazey        Executive Officer       Treasurer               U.S.
15615 McGinty
Road West
Wayzata, MN 55391

                                   EXHIBIT B

                             JOINT FILING AGREEMENT

     Cargill Financial Services Corporation and Cargill, Incorporated, each hereby agrees, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934 (the "Act"), as amended, that the Schedule 13D filed herewith, and any amendments thereto, relating to the shares of common stock of Show-Me Financial are, and will be, filed jointly on behalf of each such person, and that this Agreement be included as an exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned hereby executes this Agreement this 4th day of September, 1997.

Dated:  September 4, 1997        CARGILL FINANCIAL SERVICES CORPORATION


                                 By: /s/ Gary W. Jarrett
                                    -------------------------------
                                    Gary W. Jarrett
                                    Senior Vice President


                                 CARGILL, INCORPORATED


                                 By: /s/ Linda L. Cutler
                                    -------------------------------
                                    Linda L. Cutler
                                    Vice President, Assistant General Counsel
                                    & Assistant Secretary